Exhibit 99.2
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto Alcan responds to downturn in commodity prices
7 April 2009
Rio Tinto Alcan today announced it will slow the construction of the Yarwun alumina refinery expansion in Gladstone and curtail annual bauxite production at its Weipa mine to 15 million tonnes (from 19.4 million tonnes in 2008) due to the sharp fall in alumina and aluminium demand and prices in recent months.
Announcing the decision, Rio Tinto Alcan Bauxite and Alumina president Steve Hodgson said the depressed state of the market and a sharp cutback in demand made further tough decisions necessary.
Mr Hodgson said that the current demand for aluminium remained poor and despite major industry wide production cutbacks, stocks continue to increase.
“Even with alumina industry capacity cuts equivalent to 21 million tonnes per year since the beginning of the crisis, including cuts of 12 million tonnes made since January, there is still little improvement in the alumina price.
“At current prices around 70 per cent of the industry is currently operating at a financial loss,” Mr Hodgson said.
Work on the Yarwun alumina refinery expansion will be slowed to reduce the rate of capital expenditure. The change to the construction schedule will result in a revised completion date in the second half of 2012.
The decisions announced today will result in the loss of around 100 permanent roles at Weipa and approximately 570 contractor roles in Gladstone. Additionally, approximately 35 permanent roles will be lost from the Yarwun refinery and at Boyne Smelters also in Gladstone.
Mr Hodgson said cost reduction and cash conservation initiatives were being implemented across all Rio Tinto Alcan business units and operations.
“We are strongly focused on minimising costs and conserving cash, and this work is ongoing in our operations as we continue to closely monitor market conditions.”
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404
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The role and contractor reductions include:
•	Approximately 500 contractor roles at the Yarwun alumina refinery expansion near Gladstone, Queensland

•	Approximately 20 permanent roles at Boyne Smelters Limited in Gladstone, Queensland

•	100 permanent roles at the Weipa bauxite mine, Cape York, Queensland

•	Approximately 15 permanent roles at the Yarwun Alumina Refinery in Gladstone. Additionally a change to the maintenance arrangement at the Yarwun refinery has recently resulted in a reduction of about 70 operational maintenance contract roles
“We will ensure all impacted employees receive their full entitlements and ensure they have the support and assistance they need in the coming weeks,” Mr Hodgson said.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Rio Tinto Alcan – Media Relations, Australia	Rio Tinto Alcan, Media Relations, Canada
Diane Collier	Stefano Bertolli
Office: +61 (0) 7 3867 1665	Office: +1 (0) 514 848 8151
Mobile: +61 (0) 408 378 749	Mobile: +1 (0) 514 915 18009

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 8080 1306
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605

Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 8080 1305
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com www.riotinto.com/riotintoalcan
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